SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 13, 2002

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1	Repsol YPF, S.A. Third Quarter 2002 Results

PREVIEW OF INCOME STATEMENT FOR
THIRD QUARTER 2002 (1)

3Q 2001	2Q 2002	3Q 2002	% Variat 3Q02/3Q01	2002 RESULTS (Million euros)	Jan-Sep 2001	Jan-Sep 2002	% Variat. 02/01
Unaudited figures
432	1,000	461	6.7	NET INCOME	1,677	1,763	5.1
577	471	571	-1.0	NET INCOME before EXTRAORDINARY ITEMS, NON- RECURRING ITEMS and GOODWILL AMORTISATION	2,015	1,483	-26.4
1,234	844	712	-42.3	OPERATING INCOME (2)	4,154	2,445	-41.1
1,412	1,267	1,150	-18.6	CASH – FLOW	4,513	3,571	-20.9
Euros per Share
0.47	0.39	0.47	-1.0	EARNINGS before EXTRAORDINARY. NON- RECURRING ITEMS AND GOODWILL AMORTISATION	1.65	1.21	-26.4
0.35	0.82	0.38	6.7	EARNINGS	1.37	1.44	5.1
1.16	1.04	0.94	-18.6	CASH – FLOW	3.70	2.92	-20.9

1,220.8	1,220.8	1,220.8	AVERAGE NO. OF SHARES (Million)	1,220.8	1,220.8

HIGHLIGHTS

•	During the third quarter 2002, the economic situation in Argentina has shown continued and even stronger signs of stabilisation than at the close of the second quarter. The Argentinean government has adopted different measures to normalize the oil sector.

•	Reported net income was Eu461 million, showing a rise of 6.7% on the equivalent a year earlier.In the third quarter 2002, Repsol YPF net income before extraordinary and non-recurring items and goodwill amortisation was Eu571 million in comparison to Eu577 million in the third quarter 2001, showing a very similar performance to the equivalent period in 2001.

•	Despite the divestment of production assets, the company maintained practically the same total production level in this third quarter as the year before, producing 1,058,300 barrels of oil equivalent per day, in comparison to the 2001 third quarter figure of 1,065,000 equivalent barrels per day. On like-for-like terms, discounting the effect of asset sales and acquisitions, overall production in the third quarter 2002 was 6.6% higher than in the same quarter a year earlier.

•	Net financial debt at the end of this quarter was Eu8,739 million, falling Eu221 million in the quarter (8,960 in 2nd quarter 2002). The strength of the cash flow generated this quarter and moderation in the investment schedule, which more than offset the unfavourable evolution of the euro/dollar exchange rate, all contributed to this debt reduction. As a result of the foregoing, the net debt to capitalisation ratio was 31.9% in comparison to 32.8% in the second quarter 2002.

•	The tax rate estimated is 20%, as against 22% at the beginning of the year, because of the effect on tax of exchange rate fluctuation between the dollar, euro, peso and real. As a result, if this tendency holds at the end of the year, the tax rate may descend even further.

(1)	In order to make a correct analysis of results, for this and coming quarters, it is essential to take into account the impact of the change in the consolidation of Gas Natural from the global to the proportional method. In order to facilitate this analysis, in an annex to this report, we supply the “proforma” Repsol YPF data (unaudited) for 2001 and 2002, in which Gas Natural consolidates at 24%, for the accounting figures most affected by this change of criteria. This appendix also includes explanations on the operating result, financial, unconsolidated affiliates and tax captions as a result of changes in the consolidation method, or asset divestment.

(2)	Proforma operating result with a 24% stake in Gas Natural, sdg would be Eu1,109 million in 3Q-01, Eu724 million 2Q-02, Eu3,621 million in Jan-Sept-01 and Eu2,059 million in Jan-Sept.02

THE SITUATION IN ARGENTINA AND BRAZIL

During the third quarter 2002, the economic situation in Argentina has shown continued and even stronger signs of stabilisation than at the close of the second quarter. Economic activity continues immersed in a recession, with a year-on-year fall of 13.6% in GDP during the second quarter, although this was slower than at the beginning of the year (-16.3% in the first quarter). This is a sign of progressive activity stabilisation, and there was even a slight quarter-on-quarter improvement (+0.9% between the second and first quarters), which had not occurred since mid-2000.

There were also signs of monetary, exchange and financial stabilisation. The substantial entry of foreign currency resulting from a considerable trade surplus ($1,530 million in September and $12,470 million acumulated for the period Jan.-Sept.) and a rise in confidence has allowed the Central Bank of Argentina to recuperate reserves and maintain a stable exchange rate. These reserves have approached again the US$10 billion mark, and the exchange rate rose slightly: 3.55 pesos/$ as of November 11, in comparison to 3.69 pesos/$ at the end of September, and 3.75 pesos/$ at 30 June 2002. In addition, free bank deposits have increased, and the Central Bank has progressively lowered its reference rates, the 1 month interbanking interest rate has fallen to 18% (as of November 8th) from 65% in January 2002, and the 1 month LEBACS interest rates (Central Bank Debt Instruments used to drain liquidity) have fallen to 13.5%.

With a more stable exchange rate, the inflation rate continued to fall, as illustrated by the lower rates for recent months: 4% in May, 3.6% in June, 3.2% in July, 2.3% in August, 1.3% in September and 0.2% in October. As a result, accumulated inflation from January to October was 39.5%. Furthermore, the recession has made it possible to limit salary increases, which have risen much less than inflation.

As we mentioned in our last quarterly report, the crisis has not led to a change in the basic regulatory system for oil sector activities in Argentina, given that Decree Law 1589/89 deregulating the oil industry is still fully in force. The only alteration has arisen from changes of a general nature, such as export taxes or the “pesifying” of contracts, which has especially affected the gas business.

In both cases, there was progress during the quarter. The government has fulfilled the agreements reached with the oil sector, which we described in our last quarterly report. Thus, the following resolutions have been approved:

•	Export tax on gasoline was lifted on 4 July last (from an initial 5%)

•	LPG export tax was reduced from 20% to 5%. This measure was approved on 11 July, with effect as of 1 July last.

•	Retentions on gas oil were cut from 20% to 5%, in a measure passed on the 4Q 2002, with effect as of 1 August last.

•	Subsidised prices have been maintained on diesel oil for road passenger transport. The cost of the subsidy for Repsol YPF may be compensated by the payment of lower retentions on exported crudeoil. A general discount of 20% has been set on the prices of diesel for road transport, not very different from that applied before the crisis to large customers in the sector.

With reference to natural gas prices, it has been possible to renegotiate contracts with certain large customers (Mega and Profertil), returning to dollarised tariffs. These remain in dollars and at pre-crisis price levels for gas export sales. Legal changes are also under discussion, which would make it possible to modify sales conditions for export companies.

Finally, the eventual adjustment of regulated gas and power tariffs (residential, commercial and non-export industrial) should permit price rises on natural gas supplied to those consumers, directly or indirectly.

At 30 September last, the exchange rate of the peso against the dollar was 3.69 pesos/$ in comparison to 3.75 pesos/$ at 30 June 2002. For the first time following the break with the peso/dollar conversion equivalence, and as a result of the stability shown by this currency against the dollar, the company has included a positive adjustment of Eu26 million to the Balance Sheet. Neither has it been necessary to make any provision against financial results, rather the contrary: thanks to the denomination in pesos of some debts in Argentina and the strengthening of the peso against the dollar, the company has made positive adjustments in Argentina to the value of Eu76 million.

The greater uncertainty affecting the Brazilian economy over recent months has produced a sharp devaluation of the Brazilian real against other currencies. The exchange rate against the euro went from 2.83reals to the euro at the end of the second quarter, to 3.83 reals per euro at the close of the third quarter. As a result, Repsol YPF has made foreign currency translation adjustments amounting to Eu205 million, as a consequence of the reduction in the book value of the Brasilean assets.

At 11 November 2002, the peso/$ parity was 3.55, and the same may be said for the Brazilianreal, which quoted at an exchange rate of 3.58 reals to the euro. It is therefore unnecessary to make any further adjustments.

1. INTRODUCTION

In order to make a correct analysis of results, for this and coming quarters, it is essential to take into account the impact of the change in the consolidation of Gas Natural from the global to the proportional method. In order to facilitate this analysis, in an annex to this report, we supply the “proforma” Repsol YPF data (unaudited) for 2001 and 2002, in which Gas Natural consolidates at 24%, for the accounting figures most affected by this change of criteria. This appendix also includes explanations on the operating result, financial, unconsolidated affiliates and tax captions as a result of changes in the consolidation method, or asset divestment.

1.1 Third quarter results

Net third quarter income before extraordinary and non-recurring items, and goodwill amortisation was 1.4% down on the equivalent for 2001, at Eu571 million. The table below gives a reconcilement of the company’s results in the third quarter 2001 and first, second and third quarters 2002, for the purpose of quarterly and accumulated comparisons.

(Million euros)	3Q01	1Q02	2Q02	3Q02(*)	Accumulated Jan-Sep 01	Accumulated Jan-Sep 02
Net income	432	302	1,000	461	1,677	1,763
Goodwill amortization	173	139	147	146	502	432
Accountable	76	64	58	53	228	175
Assigned to assets	97	75	89	93	274	257
Net extraordinary items	15	-156	-696	-1	-52	-854
Net non-recurring items	43	157	20	-35	-112	142
TOTAL Net Income before Goodwill, Extraordinary and Non-recurring items	577	442	471	571	2,015	1,483

(*) After tax data includes the regularization in the tax rate which went to 20% in the 3Q against 22% in the previous quarters of 2002.

Reported net income in the third quarter 2002 was Eu461 million, 6.7% higher than the equivalent Eu432 million in 2001.

Operating income was Eu712 million as against Eu1,234 million the year before. Cash flow in this third quarter was Eu1,150 million, 18.6% down on the year earlier equivalent.

In earnings per share, these went from Eu0.35 in the third quarter 2001 to Eu0.38 in the third quarter 2002. Quarterly year-on-year cash flow per share dropped from Eu1.16 in 2001 to Eu0.94 in 2002.

In this quarter, oil prices again rose from one quarter to the next, and were also higher on average than levels for the third quarter 2001. The impact of the crisis in Argentina continued to have a negative effect on the Company’s results, which, nevertheless, have been improving gradually, as can be seen in the business-by-business analysis. The company’s refining margin index, although improving, continued at very low levels, whilst the level of marketing margins was sustained at normal levels in spite of rising crude oil prices. In chemicals, performance was down on the second quarter 2002 because of seasonal sales’ variation. In the gas & power area, the trend for growth in Spain and weakness in Argentina continued, although the presentation on our income statement has been affected by the proportional consolidation of 24% of the Gas Natural Group.

1.2 January to September results

January to September net income before extraordinary and non recurring items and goodwill amortisation was Eu1,483 million, 26.4% down on the equivalent for 2001.

Operating income for the period was Eu2,445 in comparison to the year earlier Eu4,154 million, and net cash flow was Eu3,571 million.

Reported net income for the nine months was Eu1,763 million, 5.1% higher than the 2001 equivalent. Earnings per share went from Eu1.37 in the first three quarters of 2001 to Eu1.44 in the same period 2002. Accumulated cash flow per share was Eu2.92, showing a drop of 20.9% against the equivalent in 2001.

Oil prices rose over the nine months. The crisis in Argentina has lessened as the year progressed, going from Eu136 million in 1Q-02 to Eu226 million in 2Q-02 and Eu185 million in 3Q-02. Refining margins were very much lower than in recent years. In chemicals, income was significantly higher than the equivalent in 2001, thanks to a greater sales volume and the widening of some international benchmark margins. Finally, there was again income growth in gas & power on the Spanish market, whereas in Latin America, this business area was affected by the crisis in Argentina.

1.3 Investments and divestments

Total investment in the third quarter 2002 was Eu531 million, 50.9% down on the equivalent period a year earlier. This fall is mainly the result of the contention and caution undertaking by the company, the change in the consolidation method for Gas Natural (Eu155 million), peso devaluation against the dollar, and the termination of important projects, such as the POSM plant at Tarragona and the Profertil plant in Bahía Blanca. There were no outstanding divestments this quarter, except for the sale of 3.71% of CLH stock to China Aviation Oil.

January to September 2002 investment was Eu1,853 million, 44% less than in 2001, with similar destination as those for this quarter. Divestments totalled Eu2,750 million, largely resulting from the sale of stakes in Gas Natural SDG, ENAGAS and CLH, already mentioned in previous quarterly reports.

1.4 Financial debt

During the first nine months of 2002, net debt fell by 47%, or Eu7,816 million. Net financial debt at the close of the third quarter was Eu8,739 million as against Eu8,960 million at the close of the second quarter.

The debt ratio at 30 September 2002, in terms of net debt to total book capitalization, was 31.9%, in comparison to 32.8% at the end of the second quarter 2002, and 42.9% at the close of 2001.

The evolution of net debt during the quarter was the result of the following items:

•	A net cash flow of Eu1,150 million generated over the quarter.

•	Investments for Eu531 million.

•	A variation in working capital during the quarter, with a Eu299 million negative impact on financial debt.

•	Finally, the appreciation of the dollar against the euro, which went from an exchange rate of $0.997/euro at 30 June last to $0.984/euro at 30 September, increasing debt by Eu119 million over the quarter.

2.- ANALYSIS OF RESULTS FOR EACH BUSINESS AREA

2.1. EXPLORATION & PRODUCTION

Unaudited figures

THIRD QUARTER					JANUARY - SEPTEMBER
3Q01	2Q01	3Q01	% Variat. 3Q02/3Q01		Jan-Sep 01	Jan-Sep 02	% Variat. 02/01
717	435	505	-29.6	OPERATING INCOME (Million euros)	2,253	1,196	-46.9
1,065	1,039	1,058	-0.6	PRODUCTION (Kboepd)	1,014	1,015	0.1
444	264	249	-43.9	INVESTMENTS (Million euros)	1,406	753	-46.4

Third quarter results

Operating income for this quarter was Eu505 million, in comparison to Eu717 million in the third quarter 2001, showing a year-on-year fall of 29.6%, and a 16.1% rise with respect to the Eu435 million for the second quarter 2002.

In order to make a year-on-year comparison on like-for-like terms, the following aspects should be taken into account: the reclassification of taxes on activities in Dubai and Algeria - as explained in previous quarterly reports - amounting to Eu41.6 million in the third quarter 2002 (Eu45.4 million in the third quarter 2001); and in the third quarter 2001: Eu70.3 million of capital gains on asset divestment in North Alexandria, Egypt. Finally, in this quarter 2002, there was no operating income from assets in Indonesia, now divested, which generated Eu60.6 million in the third quarter 2001. If these items were obviated, income would have been 20% down on the 2001 equivalent.

This lower performance was partly due to the exceptional circumstances in Argentina. In the third quarter 2002, the average price of WTI oil was $28.3 per barrel, higher than the $26.7 per barrel registered in the third quarter 2001 and $26.3 per barrel in the second quarter of 2002. The average price of Brent oil was Eu26.9 per barrel in this quarter, in comparison to Eu25.3 per barrel a year earlier, and 7.2% higher than the average Eu25.1 per barrel for the second quarter 2002. On the other hand, the euro strengthened against the dollar, reaching an average exchange rate of $0.98 to the euro, in comparison to $0.89 the year before.

The Repsol YPF crude realisation price averaged $23.3 barrel, in comparison to $23.0 per barrel in the third quarter 2001, and $21.4 per barrel in the second quarter 2002. The increase in the differential with respect to reference crude during 2002 compared to 2001 has various causes. The first reason lies in the application of a market price for domestic sales which has a discount of around 10% on the international price. The second is the larger percentage of heavy crude in the Repsol YPF basket following the sale of assets in Indonesia. Additionally, a 20% retention continued to be levied on oil exports from Argentina, amounting to a payment of $34.4 million (equivalent to $0.7 per barrel of crude oil) in this third quarter 2002.

Average gas prices over the quarter were $0.77 per thousand cubic feet, 47.6% lower than the 2001 equivalent, and reflected the difficulty in passing the effect of devaluation on to Argentine gas prices, where the average price was $0.70 per thousand cubic feet. The price of export gas from Argentina was still converted to dollars on the same pre-crisis terms, and marketing agreements have been reached with several industrial customers in Argentina, mainly exporting industries, to progressively pass the peso/US dollar exchange rate through to gas selling prices. For other Argentine customers, gas prices essentially continue to be quoted in pesos, and negotiations are underway to permit the progressive indexing of internal prices.

Devaluation has had a favourable effect by lowering the cost in euros of the company’s investments and operating costs. The Repsol YPF global lifting cost for the second quarter 2002 was $1.37 per boe,

showing a 44.3% fall over the third quarter 2001 due to the effect of asset sales in Indonesia, and the fact that part of the costs in Argentina (where lifting costs dropped 36.3% to $1.35 per boe) are denominated in pesos.

Total production during the quarter, at 1,058,300 boepd, was 0.7% lower than the 2001 equivalent, and higher than the 1,039,000 boepd produced in the second quarter 2002. If the comparison is made on equivalent terms, discounting the effect of asset divestments and acquisitions, overall production in the third quarter 2002 was up 6.6% on the year before, adding 65,200 boepd.

Crude oil and liquids production was 591,600 barrels per day, showing a year-on-year fall of 10.6%, mainly as the result of the sale of assets in Indonesia, which contributed 55,800 barrels per day in the third quarter 2001. On like-for-like terms, there would have been a drop of 2.4% from one year to the next, caused by a lower production of liquids following a scheduled maintenance shutdown at the TFT gas plant in Algeria, and the natural decline of mature producing fields. Higher year-on-year oil production in Venezuela; Trinidad & Tobago, and Mendoza Sur and Norte (Argentina) was unable to compensate for the foregoing.

Turning to gas, there was a 74.2 million m3 per day gas production (equivalent to 466,700 boepd), showing a year-on-year rise of 15.9% (64.1 million m3 per day, equivalent to 402,800 boepd), and a 2.6% rise in comparison to the second quarter 2002. In homogeneous terms, gas output would have increased 20.6% against 3Q 2001. Argentina contributed with a 6.6% rise as a consequence of the exceptional low gas demand in 2001 due to high temperatures and unuual rainfall through the period which increased hydro-power generation. And a 77.4% increase in production from other countries duew mainly to the growth in T&T production as a consequence of the start-up of the second liquefaction train. The Quiriquire field in Venezuela maintained a notable average production of 9 million m3 per day in this quarter.

There has been confirmation of the oil exploration potential attributed to the Murzuk Basin, Libya, where the company is building up a strong reserves base. The D3 well on block NC-186 appraised the “D” area’s reserves potential, and authorisation for development will shortly be requested. In august 2002, Repsol YPF received approval from the Libya National Company to develop field “A” on block NC-186, the structure of which holds recoverable oil reserves estimated at 140 million barrels, with a production plateau estimated at 40,000 boepd.

Important discoveries have been made during this quarter. In Argentina, in the Cañadón Amarillo block, in the Neuquina basin, the Rincón Blanco x-1 exploration well found oil at a depth of 800 metres, giving a flow of 610 barrels of oil per day from the Huitrin formation during production tests. An accelerated appraisal and development project of this discovery has been undertaken, and studies are in progress to assess the new prospects laid open by this find in the unexplored northeast bank of the Neuquina Basin. In Trinidad & Tobago, where Repsol YPF participates through a 10% stake in BPRY, there has been an important discovery of 1TCF of gas in the Iron Horse field, offshore to the east of Trinidad.

January to September results

Operating income in the first three quarters of 2002 was Eu1,196 million, falling 46.9% in comparison to the Eu2,253 million obtained in the same period of 2001. This accumulated income to September 2002 incorporated Eu47.4 million in capital gains on the sale of assets in Indonesia. Income for the period in 2001 included Eu169.3 million of capital gains from asset divestment in Egypt and the taxes paid on operations in Dubai and Algeria.

Lower January to September income this year was mainly the result of the factors already mentioned in relation to the third quarter, because of which the Repsol YPF crude basket sold at an average price of $20.0 per barrel as against $23.8 per barrel in the first three quarters of 2001. Gas prices were 49% down on the 2001 equivalent. On the positive side, the effect of part of costs in Argentina being in pesos and the sale of assets in Indonesia lowered the cost of investments and the company operating costs in euros. The Repsol YPF global lifting cost for the first three quarters of 2002 was $1.44 per boe, showing a fall of 43.1% on the same period the year before.

Total three-quarter production was 1,014,700 boepd, in comparison to 1,013,700 boepd registered for the first nine months of 2001. The company has maintained the production level following the sale of part of its assets in Indonesia, and despite the economic crisis in Argentina. On equivalent terms, that is, basing calculation on the same asset participations as in 2002, average daily production would have risen 7.2% from one year to the next. The rise in liquids on equivalent terms would have been 0.3%, and 18.5% in gas

(an additional 10.6 million m3 per day). Total production for the period in Argentina was 0.2% down on 2001, at 730,400 boepd. Oil and liquids production was 0.9% down, and gas rose 0.9% year-on-year.

Investments

Eu249 million were invested in this area during the third quarter 2002, 43.9% less than in the same period a year earlier, and similar to the second quarter 2002 level. This fall may be explained by the appreciation of the euro against the US$, lower costs in Argentina, the sale of assets in Indonesia and a general contention policy, especially in gas exploration and development in Argentina.

Investment from January to September 2002 was Eu753 million, down 46.4% from the 2001 equivalent. 88% of overall quarterly investment went to development, mainly in Argentina (49%), Bolivia (25%), Trinidad & Tobago (7%), and Venezuela (5%).

2.2.- REFINING & MARKETING

Unaudited figures

THIRD QUARTER					JANUARY - SEPTEMBER
3Q01	2Q02	3Q02	% Variat. 3Q02/3Q01		Jan-Sep 01	Jan-Sep 02	% Variat. 02/01
346	173	135	-60.9	OPERATING INCOME (Million euros)	1,173	604	-48.5
12,188	12,072	12,108	-0.6	OIL PRODUCT SALES (Thousand tons)	36,498	36,685	0.5
659	805	693	5.16	LPG SALES (Thousand tons)	2,357	2,425	2.9
170	133	138	-18.8	INVESTMENTS (Million euros)	556	355	-36.1

Third quarter results

Third quarter 2002 operating income from this business area was Eu135 million in comparison to Eu346 million a year earlier, and Eu173 million in the second quarter 2002. This performance was the result of several factors. International refining margins were lower than the year before, with a fall of $1 per barrel in the company’s indicator. Marketing margins were also beneath those of third quarter 2001, when these were exceptionally high. Quarter on quarter, although refining margins have recovered (the margin indicator went from $0.8 per barrel to $1.55 per barrel, mainly because of Argentina), marketing margins have worsened both in Argentina and Spain. In Argentina, it has not been possible to charge the full rise in the cost of crude oil in product prices, although gradual and continual action has been taken in this direction.

In Spain, overall Repsol YPF year-on-year sales rose 5.2% this quarter, due to higher medium distillate and fuel oil sales. Gasoline and gas-oil sales to our own network rose 3.5%, reflecting a change in the trend for previous quarters. In Argentina, the sales of gasoline and gas-oil to our own network were only 0.2% down, confirming the stabilisation of the situation there during this quarter.

LPG sales in Europe rose 2% with respect to first quarter 2001, despite competition from natural gas and power, and the margin on bottled LPG in Spain has gradually fallen over the months because of higher feedstock costs.

Sales in Latin America posted a year-on-year growth of 10.2%, despite the crisis in Argentina, in part thanks to a better performance by the Peruvian and Chilean affiliates and the incorporation of the Bolivian LPG company, acquired last year. Margins were curtailed by the Argentine Price Stability Pact, which expired on 30th September last.

January to September results

At Eu604 million, accumulated income as of September 2002, showed a year-on-year fall of 48.5%.

Again, this lower performance was the result of various factors. Firstly, a fall in international refining margins, which lowered the company’s indicator by 64% in comparison to three-quarter 2001 levels, reaching US$1.19 per barrel, the lowest for the past ten years. Marketing margins, although they recovered normal levels in Spain, in Argentina, despite gradual improvement because of progressive transmission of the effect of peso devaluation and higher crude prices, are lower than the year earlier equivalent. LPG margins in Latin America have also been affected by the price stability pact in Argentina, under which wholesale and retail prices were frozen. This agreement with the government expired on 30th September last, and international prices and the exchange rate have begun to be passed on to the internal market. In addition, the 2001 aggregate included Eu125 million contributed by CLH, then consolidated by the global integration method.

The sale of oil products rose slightly, by 0.5%, to 36.7 million tons, with highly different performance depending on the market. In Spain, sales this quarter surpassed 20 million tons, with an 8% increase in comparison to the 2001 equivalent, whereas in Argentina, overall sales, at 6 million tons, fell 8.9% year-on-year. Gasoline and gas oil sales to our own network dropped 0.6%, and in Argentina fell 2%. LPG sales in Europe remained stable with respect to the first nine months of 2001, mostly because of favourable temperatures, lower than the year before, and despite competition from alternative energies. In Latin America, there was a 7.9% increase in sales.

Investments

Investments for the third quarter 2002 amounted to Eu138 million, in comparison to Eu170 million a year earlier. These were mainly to upgrade units for the production of medium distillates, enhancement of the service station network, and the development of the various LPG marketing products in both Spain and Latin America.

January to September investment was Eu355 million, 36.1% lower than the year before. The reason for this mainly lies in the conservative investment policy, with special emphasis on Latin America, in line with the Group’s strategic guidelines, and the termination of large refining projects, including the Tarragona hydrocracker.

2.3.- CHEMICALS

Unaudited figures

THIRD QUARTER					JANUARY - SEPTEMBER
3Q01	2Q02	3Q02	% Variat. 3Q02/3Q01		Jan-Sep 01	Jan-Sep 02	% Variat. 02/01
-13	66	44	438.5	OPERATING INCOME (Million euros)	-5	93	1960
869	1,016	848	-2.4	SALES OF CHEMICAL PRODUCTS (Thousand tons)	2,529	2,639	4.3
45	20	17	-62.2	INVESTMENTS (Million euros)	181	59	-67.4

Third quarter results

Third quarter 2002 operating income from chemical was Eu44 million, compared to a loss of Eu13 million in the in the third quarter 2001, and an income of Eu66 million in the second quarter 2002.

A reduction in performance from the second to the third quarter 2002 was caused by a seasonal sales’ reduction over the month of August and the shutdown of some plants for repairs and maintenance. The considerable year-on-year increase was mainly the result of a general improvement in international margins, which since April have reflected an upward trend in the petrochemical cycle.

As compared to the last quarter, there was a seasonal drop in sales of polyolefin, and a cutback in urea and aromatics sales in Argentina resulting from shutdowns for repairs and maintenance. Pondered margin levels on the company’s product mix were in line with the second quarter, in that lower international margins on styrene and aromatics were offset by an improvement in polyolefin margins.

The year-on-year improvement in international margins for both base and derivative chemicals also stands out. In base chemicals, propylene and benzene prices were higher, and amply compensated for lower ethylene retail prices and a rise in the cost of naphtha feedstock. In derivative chemicals, margins on styrene and acrylonitrile improved.

Overall sales of petrochemical products were 848 thousand tons, showing a fall of 17% in comparison to the previous quarter and 2% in comparison to the third quarter 2001.

January to September results

Accumulated operating income at September 2002 was Eu93 million, in comparison to a loss of Eu5 million in the same period of 2001. This higher income was due to the significantly higher derivative chemical income, thanks to a 6% increase in sales, and to wider margins on some products in the international markets, especially styrene, acrylonitrile and aromatics. These factors, underpinned by a favourable sales mix, more than offset lower income from base chemicals. Our products in Argentine have also proved more competitive, as costs have been reduced by the peso devaluation.

Total sales of petrochemical products were 2,639 thousand tons, registering a 4.3% increase in comparison to the first three quarters of 2001. These higher sales were the result of consolidating production from the PO/SM plant in Tarragona and the urea plant in Bahía Blanca (Profertil), both currently working at full capacity.

Investments

Third quarter 2002 investments in chemicals totalled Eu17 million, and January to September investments were Eu59 million. The main expenditure went to capacity revamps and the upgrading of existing units. Lower January to September investment was mainly due to the final completion of most 2001 projects (PO/SM and urea plants).

2.4.- GAS & POWER

Unaudited figures

THIRD QUARTER					JANUARY - SEPTEMBER
3Q01	2Q02	3Q02	% Variat. 3Q02/3Q01		Jan-Sep 01	Jan-Sep 02	% Variat. 02/01
197	171	53	-73.1	OPERATING INCOME (Million euros)	773	579	-25.1
72	51	53	-26.4	OPERATING INCOME (with 24% stake in Gas Natural) (Mill. euros)	240	193	-19.6
5.50	6.60	6.50	18.3	GAS SALES (bcm) (*)	17.16	19.75	15.1
243	152	72	-70.4	INVESTMENTS (Million euros)	812	562	-30.8

1 bcm=11,626.4 GWh = 10 billion thermies

(*) For ease of comparison on equivalent terms, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates.

Third quarter results

Third quarter 2002 operating income fell 73.1% year-on-year, to Eu53 million. This lower performance was mainly because, since the end of May last, only 24% of Gas Natural income has been entered in this gas and power business area, as this company is now consolidated by the proportional method. Gas Natural Group sales, grew 5.2% over the quarter as a result of the linear application of regulated revenues as demanded by the new remuneration framework, in comparison to the third quarter 2001, when the traditional seasonal effect on gas sales was noticeable, thus offsetting the effect of ENAGAS consolidation by the equity method this quarter. This higher income was nonetheless unable to fully compensate for the crisis suffered by the Repsol YPF gas and power business in Argentina.

As mentioned in previous reports, as of 1 January 2002, Metrogas has consolidated by the equity method. Consequently, this company has made a nil contribution to operating income for this quarter.

Gas sales totalled 6.50 bcm, and were 18.3% higher than in the third quarter 2001, as a result of higher trading sales, sales to Spanish thermal power plants, and a sharp rise in sales in Latin America, especially Mexico and Brazil.

We would like to highlight the following items relating to the Gas Natural Group in Spain during the third quarter 2002:

•	Total natural gas sales were 4.51 bcm, posting a year-on-year rise of 16.2%.

•	0.25 bcm were sold to the residential and commercial sector, showing a 20.1% fall in comparison to equivalent 2001 figures. The number of customers rose to 4,108,000, showing an increase of 292,000 over the past twelve months.

•	2.30 bcm were sold to the industrial sector, showing an 11.8% drop on figures for the third quarter 2001, caused by the transfer of customers to the non-regulated market and growth in competition on this market, which has been largely offset by higher TPA (third party access) revenues.

•	0.75 bcm were sold to the power sector, 47.7% up on the year earlier equivalent, owing to the start up of combined cycle units for power generation.

•	Other sales in Spain, at 1.22 bcm, registered a 163.9% increase. In this caption, higher sales were mainly the result of growth in trading sales and sales to other agents.

The rapid liberalisation of the Spanish gas sector has produced a transfer of industrial customers from the regulated to the non-regulated market. Gas Natural’s commercial affiliate sales this third quarter 2002 represented a 63% share of the liberalised market. For the most part, this drop in market share was the result of marketing by third parties of 25% of gas from Algeria, offered for tender at the end of 2001.

As for the sale of electricity, the company holds an approximately 4% share of the liberalised power market, after winning 75 contracts during the quarter, equivalent to an annualised consumption of 86 GWh, reaching a total of 1,887 contracts, representing an annualised consumption of 2,963 GWh. Sales in this third quarter 2002 reached 590 GWh. In relation to power generation, the start-up of the San Roque and San Adrián de Besós combined cycles has made it possible to generate 1,500 GWh to date.

Gas & power operations in Latin America produced an income of Eu16 million in this quarter, and were substantially lower than the Eu96 million obtained in the third quarter 2001, despite a 23.3% increase in gas sales in physical units. The main reason for this sales’ improvement was year-on-year growth in Mexico (38.3%), Brazil (47.5%), Colombia (16%), and Argentina (5.2%). The main reasons for this cutback in income lie in the adverse economic situation in Argentina which, despite a slight sales’ rise, continues to suffer the effect of local currency devaluation, with a strong impact on margins in this business area.

January to September results

In the first three quarters of 2002, operating income from the Repsol YPF gas and power area was Eu579 million, showing a 25.1% fall against the Eu773 million obtained in the same period of 2001. This reduction was due to the proportional consolidation of 24% of Gas Natural Group since the end of May and the crisis in Argentina.

Investments

Investment in gas & power during the third quarter 2002 was Eu72 million, 70.4% down on the same quarter a year earlier. For the first three quarters 2002, expenditure was Eu562 million. Of this amount, Eu156 million were spent on raising stakes in Brazil and Colombia. The remainder went to expanding natural gas transmission and distribution infrastructure, and projects to increase integration of the gas-power chain. The change in the consolidation method had the effect of reducing investments.

2.5. CORPORATE AND OTHERS

This caption reflects corporate overheads not attributable to operating areas, and in this third quarter 2002 registered an expense of Eu25 million.

There was an expense of Eu27 million for the first nine months of 2002.

3.- FINANCIAL RESULT

Net financial expenses for the third quarter 2002 were Eu25 million, showing a very large drop in comparison to the Eu246 million registered in the second quarter 2002, and Eu323 million in the third quarter 2001.

This caption includes an income of Eu76 million in the quarter resulting from the favourable quarterly evolution of the peso exchange rate against the dollar, and the effect of the re-denomination in pesos of certain dollar liabilities.

The financial cost, strictly speaking that directly related to average debt, was Eu139 million this third quarter as against Eu159 million in the second quarter.

The interest coverage ratio, expressed as EBITDA over net financial expenses, was 8.7 at September 2002, improving the figure of 7.3 registered a year earlier.

4.- EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

There was an expense for this quarter of Eu11 million, in comparison to an income of Eu18 million for the same quarter in 2001.

The third quarter 2002 includes a loss of Eu34 million incurred by Inversora Dock Sud, offset in part by income mainly generated by Petroken (Eu7 million) Atlantic LNG (Eu6 million) and CLH (Eu5 million).

January to September result amounted to a loss of Eu55 million as a consequence of losses in Inversora Dock Sud (Eu60 million), Polisur (Eu46 million) and Gas Argentino (Eu19 million) partialy offset with income registered mainly by Atlantic LNG (Eu19 million), CLH (Eu13 million), Oldelval (Eu12 million) and Petroken (Eu6 million). In 2001 this caption showed a profit of Eu30 million.

5.- GOODWILL AMORTISATION

Goodwill amortisation for the quarter was Eu53 million, in comparison to Eu76 million for the same quarter in 2001, and Eu58 million in the second quarter 2002. January to September goodwill amortisation was Eu175 million compared to Eu228 million in 2001.

Main variation both in quarterly and cumulative numbers against 2001 was due to the fact that since January 2002 part of YPF´s goodwill is accounted in pesos and therefore its amortisation in euros is lower.

If all goodwill assigned to company reserves and other assets, not included in this caption, were added here, overall amortisation in the third quarter 2002 would have been Eu146 million, and Eu432 million in the first three quarters of 2002.

6.- EXTRAORDINARY ITEMS

There was an extraordinary expense of Eu25 million in this quarter, mainly the result of allotting funds for several provisions, partially compensated by a profit from the sale this quarter of an additional 3.71% stake in CLH to China Aviation Oil.

January to September extraordinary result was Eu1,067 million, this result includes on the one hand capital gains registered after the sale of 23% stake in Gas Natural, SDG (Eu1,079 million), different disposals in CLH stake (Eu254 million), a stake in Gas Natural Mexico (Eu105 million) and our proportional share in the ENAGAS disposal (Eu97 million), and in the other hand negative results derived mainly from provisions. Amongst these provisions we can stand out the following: Mene Grande (Venezuela) E&P Eu206 million in the 2Q 2002, resulting from the upward royalty revision conducted by the Venezuelan Government and revisions to adapt payroll (Eu37 million).

7.- MINORITY INTERESTS

Income attributable to minority shareholders for the third quarter 2002 was Eu58 million (of which Eu43 million are due to preference share dividends), in comparison to Eu116 million in the same period 2001. Main variations are on the one hand the exclusion of minority shareholders of Gas Natural, sdg in 2002 after the change in the consolidation method at the end of May 2002, and in the other hand 3Q 2002 includes Eu20 million from the dividends paid to the preference shares issued in December 2001.

January to September minority interests amountd to Eu335 million in 2002 against Eu393 million in same period a year ago. Main difference is due to dividends from preference shares issued in May December 2001.

8.- TAXES

The tax on profit for this third quarter 2002 was 20%, in comparison to 34% for the same quarter 2001. significant fall in the effective rate for the group with respect to 2001 is mainly due to three factors:

a)	The application of tax benefits in Spain on capital gains from divestments in Gas Natural, CLH and ENAGAS.

b)	The application of tax credit obtained in Argentina to compensate losses from peso devaluation at the beginning of the year.

c)	The fiscal effect of the exchange rate evolution between the US dollar and the euro, peso and real.

As mentioned in our second quarter report, setting the effective global rate at 20% signifies a reduction in the rate of 22% initially estimated for this year. This reduction is mainly due to tax effects produced by the current evolution of exchange rates between the US dollar and the euro, peso and real. Once again it should be noted that if this trend continues to the end of the year, there may be a further reduction in this tax rate.

9.- HIGHLIGHTS

We would like to draw attention to the following events that have arisen since our last quarterly report:

•	In October, the Repsol YPF Board of Directors unanimously passed new corporate governance criteria, adapting its regulations to the requirements of the companies’ growing complexity, and strengthening the role played by the Board of Directors so as to increase the members’ implication in the control of company management and the protection of its shareholders. In order to achieve this, a series of commissions has been created, in which independent directors play a larger part.

The commissions are constituted by the following members:

The Auditing and Control Commission will be comprised by Mr. Ignacio Bayón, Mr. Antonio Brufau and Mr. Marcelino Oreja.

The Appointments and Remuneration Commission will be formed by Mr. Gonzalo Anes, Mr. Gregorio Villalabeitia and Mr. Antonio Hernández-Gil.

The Strategy, Investment and Competency Commission will be comprised by Mr. Enrique de Aldama, PMI Holdings, and Mr. Juan Molins.

•	In Exploration & Production, Repsol YPF has announced its intention to exercise the purchase option it holds on an additional 20% of BPRY, thus tripling our company’s hydrocarbon production and reserves in Trinidad & Tobago.

•	BPTT (an affiliate of BPRY) has made an important gas discovery in the Iron Horse field, offshore from the east coast of Trinidad.

In the Canary Islands, two companies, Woodside, with 30%, and RWE-Dea, with 20%, joined Repsol YPF in a venture to explore offshore blocks in the islands’ waters. Repsol YPF has retained a 50% operating stake. This agreement is pending approval by the Spanish Government.

The Algerian Ministry of Energy and Mines and the Algerian state company, Sonatrach, awarded Repsol YPF two gas exploration and production blocks in the Reggane basin, in southern Algeria. Blocks 351c and 352c have an overall surface area of 12,217 km2, and contain important gas discoveries and a high exploration potential. Apart from Repsol YPF, operator with a 45% stake, the winning consortium comprises RWE Dea with 30%, and Edison Gas with 25%.

•	In the Refining & Marketing business area, as announced in our last quarterly report, although not occurring until later, on 31st July last, the Repsol YPF Group, Cepsa and BP signed the final contract for the sale of 5% of CLH stock to the CHINA Aviation Oil company, based in Singapore. On Friday 8th November last, the government approved a resolution granting this company the exercise of the political rights relating to the 5% stake involved in this deal. Repsol YPF owned 3.71% of this stock.The Chinese company also signed a purchase option on an additional 5% stake, expiring on 15th December next.

On 6th September last, the aforementioned selling parties signed a commitment for the sale of a further 5% of CLH shares to the Portuguese company GALP ENERGÍA SGPS, S.A. The due diligence procedures, customarily requested by the buyer, were immediately started, after which the final sales contract will be signed, probably towards the end of November. The aforementioned commitment also includes a purchase option on a further interest of up to 5%, to be exercised, as in the case of CHINA Aviation, by 15th December next. After this 40% divestment (icluding the 5% commitment from GALP ENERGIA) Repsol YPF would have reduced its participation in CLH from 61.4% to 31.79%.

In Gas & Power, on 19th August last, two months ahead of schedule, Repsol YPF started up the second liquefaction train at the Atlantic LNG plant in Trinidad & Tobago. The company has a 25% stake in the aforementioned production facility, together with BP (42.5%) and BG (32.5%). LNG shipments from this train have already been despatched for delivery to the Lake Charles terminal in Louisiana (USA).

This second liquefaction train has a nominal annual production capacity of 4.4 bcmpy (billion cubic metres per year), and Repsol YPF has a long term contract on 800 million m3 per year of this production. 50% of the gas supplied by train number 2 comes from BPTT, a company in which Repsol YPF has a 10% stake.

Madrid, 12 November 2002

APPENDIX

PROFORMA RESULTS WITH 24,04% OF Gas Natural SDG

Million Euro	1Q2001	2Q2001	3Q2001	4Q2001	Total 2001	1Q2002	2Q2002	3Q2002	Accum 2002
Operating inc.	1,251	1,261	1,109	540	4,161	623	724	712	2,059
Gas & Power Operating inc.	88	80	72	63	303	89	51	53	193
Investments	921	888	914	994	3,717	488	506	531	1,525
Gas & Power Investments	95	147	100	183	525	107	55	72	234

The analysis of other non-recurring elements, changes in the consolidation methods or the sale of assets affecting the different lines on the income statement should also be taken into account.

Operating income: In the third quarter 2001 there is a capital gain of Eu70 million for the sale of North Alexandria in Egypt. In the accumulated for the first nine months of 2001, there were capital gains, mainly for the sale of the former and other assets in Egypt, for Eu169 million.

In 2002 there was only a capital gain of Eu47.4 million in the second quarter for the sale of assets in Indonesia.

As for the change in the consolidation perimeter, reference should first be made to CLH, which has changed from proportional to the equity method from the beginning of the year, which contributed Eu46 million in the third quarter 2001 and Eu125 million in the first nine months of the year. There was also a variation with lesser effect in the gas affiliates (Enagas, Metrogas and the affiliates in Brazil and Colombia).

Finally, the reclassification as taxes expenses on taxes paid in Dubai and Algeria affecting the company’s operating income.

Financial results: The differences in the exchange rate produced regarding debt in dollars, which consolidates through affiliates whose functional currency is pesos, are being considered as non-recurrent.

Unconsolidated affiliate companies: The losses deriving from exchange differences of the above nature are included as non-recurring losses.

Taxes: For the sake of simplicity and coherence with the adjustments made in previous quarters, the tax rate taken for all non-recurring elements is the average tax estimated for the year. In this year, this tax is lower than normal, as a result of tax credits on the adjustment of Argentine assets and liabilities, and the favourable treatment by Spanish tax legislation of capital gains for the asset sales (18% versus 35%), which affect the caption of extraordinary items for such important sales as those of Gas Natural, CLH or Enagas.

TABLES THIRD QUARTER 2002 RESULTS

REPSOL YPF SUMMARISED INCOME STATEMENT
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER

	3Q01	2Q02	3Q02	2001	2002

Operating income	1,234	844	712	4,154	2,445
Financial results	(323)	(246)	(25)	(898)	(660)
Equity on earnings of unconsolidated affiliates	18	(13)	(11)	30	(55)
Goodwill amortization	(76)	(58)	(53)	(228)	(175)
Extraordinary items	(22)	892	(25)	79	1,067
Income before income tax and minority interests	831	1,419	598	3,137	2,622
Income tax	(283)	(312)	(79)	(1,067)	(524)
Net income before minority interests	548	1,107	519	2,070	2,098

Minority interest	(116)	(107)	(58)	(393)	(335)

Net income	432	1,000	461	1,677	1,763

Cash-flow after taxes	1,412	1,267	1,150	4,513	3,571

Net income per share (1)
* Euros/share	0.35	0.82	0.38	1.37	1.44
* $/ADR	0.32	0.82	0.37	1.26	1.42

Cash-flow per share(1)
* Euros/share	1.16	1.04	0.94	3.70	2.92
* $/ADR	1.06	1.03	0.93	3.39	2.88

(1) Calculated on 1,220,863,463 shares.

     1.09 euros per dollar in 3Q01
     1.00 euros per dollar in 2Q02
     1.02 euros per dollar in 3Q02

BREAK-DOWN OF REPSOL YPF OPERATING INCOME BY ACTIVITIES
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER

	3Q01	2Q02	3Q02	2001	2002

Exploration & Production (1)	717	435	505	2,253	1,196
Refining & Marketing (2)	346	173	135	1,173	604
Chemicals (3)	(13)	66	44	(5)	93
Gas & Power (4)	197	171	53	773	579
Corporate and others (5)	(13)	(1)	(25)	(40)	(27)

TOTAL	1,234	844	712	4,154	2,445

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW BY ACTIVITIES
(Million Euros)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER

	3Q01	2Q02	3Q02	2001	2002

Exploration & Production (1)	1,098	850	869	3,389	2,308
Refining & Marketing (2)	554	306	306	1,791	1,074
Chemicals (3)	22	102	84	101	209
Gas & Power (4)	309	245	92	1,088	816
Corporate and others (5)	16	19	11	30	64

TOTAL	1,999	1,522	1,362	6,399	4,471

(1)	Includes Repsol Exploration and YPF exploration activity and Repsol YPF Brazil, previously a YPF affiliate

(2)	Includes: Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF and refining and marketing activity of Repsol YPF Brasil, formerly a YPF affiliate. From 2001 also includes Refap, a Repsol YPF Brasil affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3)	Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química and YPF chemical activity.

(4)	In 2001 Includes 100% Gas Natural Group and YPF. In 2002 includes 100% YPF and 100% Gas Natural Group from January to end of May, from June 2002 includes 24.042% of Gas Natural Group

(5)	Mainly includes Repsol YPF overheads

BREAKDOWN OF OPERATING INCOME BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)
(Unaudited figures)

	JANUARY - SEPTEMBER

	SPAIN		LATIN AMERICA		OTHER COUNTRIES		TOTAL

	2001	2002	2001	2002	2001	2002	2001	2002

Exploration & Production	(2)	(29)	1,738	941	517	284	2,253	1,196

Refining & Marketing	826	476	333	120	14	8	1,173	604

Chemicals	(2)	52	(3)	41	—	—	(5)	93

Gas & Power	517	478	196	41	60	60	773	579

Corporate and others	(40)	(41)	—	34	—	(20)	(40)	(27)

TOTAL	1,299	936	2,264	1,177	591	332	4,154	2,445

	QUARTERLY FIGURES

	SPAIN			LATIN AMERICA			OTHER COUNTRIES			TOTAL

	3Q01	2Q02	3Q02	3Q01	2Q02	3Q02	3Q01	2Q02	3Q02	3Q01	2Q02	3Q02

Exploration & Production	9	(4)	(23)	508	303	448	200	136	80	717	435	505

Refining & Marketing	242	162	126	100	9	9	4	2	—	346	173	135

Chemicals	(11)	49	28	(2)	17	16	—	—	—	(13)	66	44

Gas & Power	82	142	31	96	7	16	19	22	6	197	171	53

Corporate and others	(13)	(18)	(25)	—	21	—	—	(4)	—	(13)	(1)	(25)

TOTAL	309	331	137	702	357	489	223	156	86	1,234	844	712

BREAK-DOWN OF OPERATING REVENUES BY ACTIVITIES

(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER

	3Q01	2Q02	3Q02	2001	2002

Exploration & Production (1)	1,922	1,509	1,495	5,734	4,110

Refining & Marketing (2)	8,009	7,256	8,282	24,546	22,761

Chemicals (3)	619	682	475	1,854	1,565

Gas & Power (4)	1,274	946	309	4,291	2,754

Corporate and others (5)	(1,180)	(1,180)	(1,630)	(3,320)	(3,866)

TOTAL	10,644	9,213	8,931	33,105	27,324

BREAK-DOWN OF INVESTMENTS BY ACTIVITIES(*)

(Million Euro)
(Unaudited figures)

	QUARTERLY FIGURES			JANUARY-SEPTEMBER

	3Q01	2Q02	3Q02	2001	2002

Exploration & Production (1)	444	264	249	1,406	753

Refining & Marketing (2)	170	133	138	556	355

Chemicals (3)	45	20	17	181	59

Gas & Power (4)	243	152	72	812	562

Corporate and others	155	33	55	236	124

TOTAL	1,057	602	531	3,191	1,853

(*)	Not including capitalized deferred expenses

(1)	Includes Repsol Exploration and YPF exploration activity and Repsol YPF Brazil, previously a YPF affiliate

(2)	Includes: Repsol Petróleo, Petronor, Repsol Comercial de Productos Petrolíferos, La Pampilla Refinery and YPF and refining and marketing activity of Repsol YPF Brasil, formerly a YPF affiliate. From 2001 also includes Refap, a Repsol YPF Brasil affiliate. LPG activity is conducted by Repsol Butano, Solgas, Repsol YPF Gas and Duragas. From 2001 also includes Lipigas activity

(3)	Includes base petrochemicals from Repsol Petróleo and Petronor plus derivative petrochemicals from Repsol Química and YPF chemical activity.

(4)	In 2001 Includes 100% Gas Natural Group and YPF. In 2002 includes 100% YPF and 100% Gas Natural Group from January to end of May, from June 2002 includes 24.042% of Gas Natural Group

(5)	Mainly includes adjustments for sales between the various business areas.

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euro)
(Unaudited figures)

	DECEMBER	SEPTEMBER
	2001	2002

Net fixed assets	39,023	27,335

Long term financial assets	309	281

Cash and current investments	4,187	3,357

Other current assets	7,920	6,613

TOTAL ASSETS	51,439	37,586

Shareholders' equity	14,538	14,089

Provisions	1,397	899

Minority interests	6,591	4,326

Non interest bearing liabilities	2,335	1,406

Financial loans	13,488	7,764

Current financial debt	7,563	4,613

Other current liabilities	5,527	4,489

TOTAL EQUITY / LIABILITIES	51,439	37,586

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-FLOWS

(Million Euros)
(Unaudited figures)

	JANUARY - SEPTEMBER		3rd QUARTER

	2001	2002	2001	2002

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	1,677	1,763	432	461
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	2,426	2,208	830	667
Net Provisions	95	275	16	33
Minority interest	393	335	116	58
Income from asset divestments	(185)	(1,231)	(18)	(64)
Deferred taxes and others	107	221	36	(5)

SOURCES OF FUNDS	4,513	3,571	1,412	1,150
Changes in working capital	(1,338)	(740)	(1,206)	(322)

	3,175	2,831	206	828

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(2,543)	(1,527)	(877)	(474)
Investments in intangible assets	(61)	(39)	(26)	(8)
Financial investments	(419)	(93)	(154)	(40)
Acquisition of shareholdings in consolidated subsidiaries	(168)	(194)	0	(9)

Total Investments	(3,191)	(1,853)	(1,057)	(531)
Capitalized deferred expenses	(128)	(26)	(24)	(5)

	(3,319)	(1,879)	(1,081)	(536)
Divestments	1,047	2,493	137	74

	(2,272)	614	(944)	(462)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	1,767	27	724	3
Repayment of long term loans and other noncurrent liabilities	(997)	(301)	(66)	12
Variation in current financial assets	(1,878)	(2,900)	144	(271)
Subsidies received	51	95	6	10
Minority interest contributions	1,000	-	0	-
Provisions and others	(177)	(147)	(22)	(29)
Dividend paid	(696)	(218)	(22)	(89)

	(930)	(3,444)	764	(364)

Net change in cash and cash equivalents	(27)	1	26	2

Cash and cash equivalents at the beginning of the period	361	278	308	277

Cash and cash equivalents at the end of the period	334	279	334	279

ANNEX II OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS

		2002	2002	2002	2002	2001	2001	2001	2001	% Variation

OPERATING HIGHLIGHTS	UNIT	1Q	2Q	3Q	January-September	1Q	2Q	3Q	January-September	2002/2001

-HYDROCARBON PRODUCTION	K Boed	946	1,039	1,058	1,015	946	1,030	1,065	1,014	0.1%
.Production in Spain	K Boed	7	5	4	5	8	3	7	6	-7.4%
-Crude Oil	K Boed	7	5	4	5	2	3	7	4	34.3%
-Gas	K Boed	0	0	0	0	5	0	0	2	-100.0%

.Production in Argentina	K Boed	660	755	775	731	665	760	768	732	-0.1%
-Crude Oil	K Boed	436	435	445	439	424	445	458	442	-0.8%
-Gas	K Boed	224	320	330	292	241	315	310	289	0.9%

.Production other countries	K Boed	279	279	279	279	273	267	290	276	0.9%
-Crude Oil	K Boed	144	144	143	144	195	183	197	192	-25.1%
-Gas	K Boed	135	135	136	135	77	84	93	85	59.8%

-CRUDE OIL PROCESSED	M toe	12.3	12.0	12.8	37.1	12.5	12.3	13.0	37.8	-2.0%
-Spain	M toe	7.8	7.3	8.2	23.2	7.8	7.4	8.3	23.4	-1.0%
-Argentina	M toe	3.6	3.7	3.5	10.8	3.7	3.8	3.8	11.3	-3.7%
-Other countries	M toe	0.9	1.0	1.1	3.0	1.0	1.1	1.0	3.1	-3.6%

-SALES OF OIL PRODUCTS	Kt	12,504	12,072	12,108	36,685	11,923	12,388	12,188	36,498	0.5%
.Sales in Spain
-Gasoline	Kt	986	1,093	1,197	3,276	989	1,081	1,196	3,266	0.3%
-Gasoil/Kerosene	Kt	3,921	3,667	3,773	11,362	3,864	3,587	3,537	10,987	3.4%
-Fueloil	Kt	1,716	987	1,089	3,793	814	793	981	2,588	46.6%
-Ohers	Kt	438	581	612	1,631	516	593	629	1,738	-6.2%
.Sales in Argentina
-Gasoline	Kt	355	332	301	987	395	345	350	1,090	-9.4%
-Gasoil/Kerosene	Kt	1,206	1,386	1,179	3,771	1,368	1,444	1,323	4,135	-8.8%
-Fueloil	Kt	16	12	14	41	26	26	14	65	-36.8%
-Others	Kt	390	396	393	1,180	421	427	424	1,272	-7.2%
.Other countries
-Gasoline	Kt	896	1,081	1,052	3,030	727	1,193	1,027	2,947	2.8%
-Gasoil/Kerosene	Kt	1,272	1,096	1,217	3,585	1,041	1,162	1,202	3,405	5.3%
-Fueloil	Kt	819	930	709	2,459	1,341	1,268	991	3,600	-31.7%
-Others	Kt	488	511	572	1,571	422	468	517	1,407	11.7%

-SALES OF PETROCHEM. PROD.	Kt	775	1,016	848	2,639	848	812	869	2,529	4.3%
.By geographical areas
-Spain	Kt	318	332	294	943	291	279	293	863	9.4%
-Argentina	Kt	109	116	157	382	83	151	229	464	-17.7%
-Other countries	Kt	349	568	397	1,314	475	382	347	1,203	9.2%
.By type of product
-Base petrovhemicals	Kt	159	195	163	516	190	161	170	521	-0.9%
-Derivative petrochemicals	Kt	617	821	685	2,123	658	651	699	2,008	5.7%

-SALES OF GAS

.LPG	Kt	927	805	693	2,425	926	772	659	2,357	2.9%
-Spain	Kt	658	486	366	1,510	676	465	362	1,503	0.4%
-Argentina	Kt	71	103	97	271	74	115	104	293	-7.5%
-Other countries (1)	Kt	198	216	231	645	176	192	193	561	15.0%

.NATURAL GAS (2)	GWh	77,278	76,721	75,626	229,625	69,238	66,341	63,942	199,521	15.1%
-Spain	GWh	61,009	57,024	52,474	170,507	55,733	49,215	45,163	150,111	13.6%
-Argentina	GWh	3,760	7,475	9,407	20,642	4,435	7,951	8,945	21,331	-3.2%
-Other countries	GWh	12,508	12,223	13,745	38,476	9,070	9,175	9,835	28,080	37.0%

(1)	Includes Repsol Butano trading and from 1st january 2001 45% of Lipigas sales in Chile. Also includes from 1st October 2001 sales in Bolivia

(2)	For ease of comparison on equivalent terms, Metrogas activity in 2001 has been eliminated, and Gas Natural figures are presented at 100% for all affiliates.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 13, 2002	By:	/s/ Carmelo de las Morenas
Name: Carmelo de las Morenas
Title: Chief Financial Officer